SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

24 January 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 24 January 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

Protherics PLC

Protherics starts OncoGel™ phase 2b study
in oesophageal cancer

London, UK; Brentwood, TN, US; 24 January 2008 - Protherics PLC (“Protherics” or the “Company”), the international biopharmaceutical company focused on critical care and cancer, today announces that the first patient has now been enrolled in a phase 2b study of OncoGel™ in oesophageal cancer. OncoGel™ is a novel locally-administered sustained-release formulation of paclitaxel, an established chemotherapeutic agent for the treatment of solid tumours.

OncoGel™ is designed to improve locoregional control of solid tumours. Data from a phase 2a study in inoperable oesophageal cancer, where OncoGel™ was administered in conjunction with external radiation therapy, showed that 80% of patients had an improvement in their dysphagia score (a measure of difficulty in swallowing), and 70% had a reduction in tumour volume with an average reduction of 47% in the responding patients. Biopsies were also found to be negative for cancer cells in four patients and one additional patient was able to have a successful surgical resection.

The multinational randomized phase 2b study will evaluate OncoGel™ administered in combination with pre-operative chemoradiotherapy versus pre-operative chemoradiotherapy alone in 124 patients. The primary endpoint of the study is a blinded assessment of tumour response; overall survival is one of the secondary endpoints. Protherics expects to have preliminary data available from the phase 2b study in the first half of 2010.

Andrew Heath, Chief Executive of Protherics commented:

“Following the encouraging phase 2a study, we are hopeful that the phase 2b study will provide further data to support the use of OncoGel as a potential treatment to increase the life expectancy for people with oesophageal cancer, a particularly devastating cancer.”

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For further information please contact:

Protherics
Andrew Heath, CEO	+44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Saul Komisar, President Protherics Inc	+1 615 327 1027

Financial Dynamics – press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt	+1 212 850 5600

Or visit www.protherics.com

Notes for Editors:

About OncoGel™

OncoGel™ is a novel locally-administered, sustained-release formulation of paclitaxel, an established chemotherapeutic for the treatment of solid tumours. OncoGel™ is designed to release paclitaxel into the tumour or tumour resection cavity continuously, over four to six weeks, to achieve a far greater and sustained concentration of paclitaxel at the tumour site compared to that achieved when paclitaxel is administered intravenously at the maximum tolerated dose. Additionally, only low levels of paclitaxel are observed in the blood, minimising systemic side effects. For more information, visit http://www.protherics.com/products/cancer.asp

About Oesophageal Cancer

The American Cancer Society has estimated that around 15,000 new cases of oesophageal cancer are reported in the US each year with more than 13,000 deaths per annum. Approximately half of newly diagnosed patients present with local or loco-regional disease and are eligible for pre-operative chemoradiotherapy. Pre-operative therapy using a combination of cisplatin and 5-FU with external beam radiotherapy has been shown to provide a modest survival benefit and is the standard therapy for curative intent in patients with inoperable oesophageal cancer in the US.

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading biopharmaceutical company focused on the development, manufacture and marketing of specialised products for critical care and cancer.

Protherics has developed and manufactures two biologics for critical care which are FDA approved and currently sold in the US: CroFab™, a pit viper antivenom and DigiFab™, a digoxin antidote. Protherics generated £31.1 million in revenues in its financial year ended 31 March 2007, and reported £46.9 million in cash at the half year ending 30 September 2007. The Company’s strategy is to use the revenues generated from its marketed and out-licensed products to help fund the advancement of its broad, late stage pipeline. Protherics expects to have six programmes in phase 2 development in 2008.

Protherics has two major development opportunities in its critical care portfolio. AstraZeneca is currently undertaking a phase 2 programme with CytoFab™ for the treatment of severe sepsis, following a major £195 million licensing deal with Protherics in December 2005. In addition, Protherics is on-track to report in the first half of 2008 the results of a phase 2b study with a Digoxin Immune Fab for the treatment of pre-eclampsia.

Protherics has a pipeline of four novel cancer products in clinical development, and intends to undertake the sales and marketing of these products in the US and or the EU. Protherics is preparing to resubmit a BLA for Voraxaze™, an adjunct to high dose methotrexate therapy, under a rolling submission in the US starting in H2 2008.

With headquarters in London, the Company has approximately 290 employees across its operations in the UK, US and Australia. For further information visit: www.protherics.com

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics’ product pipeline and anticipated development and clinical trials for product candidates. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics’ Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.

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